Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of TLG Acquisition One Corp. on Form S-4 of our report dated November 11, 2022 (which includes an explanatory paragraph as to Electriq Power, Inc.’s ability to continue as a going concern), with respect to our audit of the consolidated financial statements of Electriq Power, Inc. as of December 31, 2020 and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on November 13, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus as of any dates or for any periods after December 31, 2020. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Houston, Texas

November 14, 2022